June 27, 2022

VIA EDGAR
William Demarest
Staff Accountant
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:   AGNC Investment Corp.
Form 10-K for the fiscal year ended December 31, 2021
Filed February 23, 2022
File No. 001-34057

Dear Mr. Demarest:
On behalf of AGNC Investment Corp. (the “Company” or “AGNC”) the undersigned submits this letter in response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 14, 2022 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2021, filed on February 23, 2022 (the “Filing”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comment in bolded text below.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Non-GAAP Financial Measures
Net Spread and Dollar Roll Income, page 37

1.We note your presentation of the non-GAAP financial measure Net spread and dollar roll income and further-adjusted measures, reconciled from Net interest income as the most directly comparable GAAP financial measure. Given the inclusion of total operating expense as a component of these measures, it appears these measures are more akin to an operating measure. Therefore, please tell us why you believe Net interest income, which contemplates only expenses used to fund your interest-earning assets is the most directly comparable measure calculated in accordance with GAAP. In your response, specifically address your consideration of Net income or similar measure calculated in accordance with GAAP as the most directly comparable measure to the non-GAAP financial measures addressed herein.

Response

The Company’s determination of net interest income as the most directly comparable GAAP financial measure to net spread and dollar roll income reflects guidance in note 26 to the Commission’s Final Rule: Conditions for Use of Non-GAAP Financial Measures, which states “that it is most appropriate to provide registrants with the flexibility to best make the determination as to which is the ‘most directly comparable financial measure calculated and presented in accordance with GAAP.’ We, therefore, do not believe that it is appropriate to provide a specific definition of that term.” The Company’s determination is also premised on its objective of providing transparent, decision useful disclosure that is neither misleading nor overly complicated. Therefore, we considered several factors, which are discussed below, in concluding that net interest income is the most directly comparable GAAP measure.

William Demarest
June 27, 2022

We note that the Company primarily invests in Agency MBS on a leveraged basis. As a REIT, AGNC’s investors place particular emphasis on the Company’s ability to generate sufficient interest income, net of associated borrowing costs and recurring expenditures, for distribution to our stockholders. We manage our business to serve this principal objective.
Net spread and dollar roll income per common share is an important measure utilized by investors to assess the earnings power of the Company’s portfolio and to aid in their evaluation of the sustainability of the Company’s dividend level per common share. Net spread and dollar roll income reflects the combination of AGNC’s economic interest income and economic interest expense, adjusted for total operating expense. Such amounts are further adjusted to exclude the effects of catch-up adjustments to premium amortization cost/benefit, a component of interest income, related to prior periods resulting from current period changes in future prepayment expectations. Amounts are adjusted for dividends on preferred stock to arrive at net spread and dollar roll income per common share.
Economic interest income and economic interest expense include interest income and interest expense calculated in accordance with GAAP and items commonly viewed as economically equivalent to their respective GAAP measures, such as dollar roll income and periodic interest rate swap costs. Pages 33 and 35 of the Company’s Filing include reconciliations of these measures from their most directly comparable GAAP measure. Thus, we believe it is consistent and appropriate that the combination of GAAP interest income and GAAP interest expense (i.e., GAAP net interest income) is the most directly comparable GAAP measure to net spread and dollar roll income. We appreciate the Staff’s comment with respect to the inclusion of total operating expense as a component of net spread and dollar roll income; however, in our view, this along with the adjustment to reduce amounts for dividends on preferred stock is by comparison far less significant to our overall determination considering their relatively small amounts and the substance of the non-GAAP disclosure.
Our analysis of alternative comparable GAAP measures, namely net income or similar measures, takes into consideration that the Company marks substantially all of its assets and hedges to fair value through net income. Therefore, given the magnitude and inherent volatility of these adjustments, net income has little comparability or correlation to the Company’s net spread and dollar roll income.
Importantly, given the significance of net spread and dollar roll income per common share to investors and the Company’s management, we believe that utilizing net interest income as the most directly comparable GAAP financial measure provides the most transparent, simplistic, and useful reconciliation. In our view, utilizing a volatile, uncorrelated GAAP measure such as net income would by comparison be of negative benefit and require users to refer to information elsewhere in the Filing to assess the individual components of net spread and dollar roll income.
Lastly, utilizing net interest income as the comparable GAAP measure and the resulting reconciliation that follows aligns with management’s discussion of the non-GAAP measure on pages 30-31 of the Filing, including why the presentation of the measure provides useful information to investors. We note that this discussion was revised to its current form based on the comment letter received from the Staff, dated June 20, 2014, relating to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2013, filed on February 27, 2014.
The Company also acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * *

William Demarest
June 27, 2022

We hope that this letter addresses the Staff’s question and comment. If you have any questions regarding the foregoing response, or we can be of other assistance in facilitating the Staff’s consideration of this issue, please contact the undersigned at (301) 841-2030. Thank you for your time and attention to this matter.

Sincerely,

/s/ Bernice E. Bell
Bernice E. Bell
Executive Vice President and Chief Financial Officer

cc:    Kenneth Pollack, Executive Vice President
General Counsel, Chief Compliance Officer and Secretary
AGNC Investment Corp.